NEWS RELEASE OTCQB: CPPXF

Continental Affiliate RADA Establishes Second Office

Bergen, Norway: August 14, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that its affiliate, RADA Engineering & Consulting AS ("RADA"), has opened a second office in Stavanger on August 1, 2013 to cope with increasing demand for its services. The Company's Norwegian subsidiary, Visionaire Energy AS, owns a 41% stake in RADA.

From its base in Bergen, RADA provides technical and project management manpower services to the North Sea offshore industry and major civil engineering projects. RADA employees possess strong engineering, geoscience and other professional skills. They are contracted out to oil and gas operators to work as consultants on specific projects or to clients requiring short or long-term manpower. RADA employs 65 professional consultants and plans to add 20 more by the end of 2013.

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.